Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc.
Appoints V.P. Business Development, Functional Food

Laval Quebec CANADA, February 19, 2007 – Neptune Technologies and Bioressources (NTB: TSX-V) «Neptune» is pleased to announce that Mr. Thierry Houillon, recently appointed member of Neptune’s Board of Directors and previous CEO of Danone Canada, has joined Neptune as the Vice President, Business Development, Functional Food.  The appointment of Mr. Houillon will complete Neptune’s executive force as the Company prepares for the upcoming penetration of the functional food market foreseen short term.

 “I am convinced that Neptune will benefit from Mr. Houillon’s proven experience and credentials in the functional food industry. Neptune is growing and expanding rapidly in new markets; people like Mr. Houillon are significant assets to the team” says Mr. Henri Harland, President & CEO at Neptune.

“I welcome the support and acknowledgement Mr. Houillon will bring to Neptune. We foresee that our efforts in the functional food market will flourish in the short term. Mr. Houillon’s experience will be very valuable in handling Neptune’s expected growth” said Dr. Tina Sampalis, V.P. R&D / Business Development.

Mr. Houillon brings over 22 years of experience in the food industry including three years as the CEO with Danone Waters Canada, two years as the CEO of Danone Tunisia and seven years as the CEO of Danone Yogurt Canada during which time Danone was transformed from a regional producer to a national leader. During his tenure with Danone, Mr. Houillon attained an exceptional background in management processes, marketing, quality control and knowledge of the food industry.

Mr. Houillon holds a Scientific Baccalaureate from Belfort, France, a Degree from the International Commerce Academy in Paris, France and a Master's in Finance from Paris-Dauphine University.

In conjunction with its new mandate, Mr. Houillon will be granted 350,000 stock options at $5.75 for a 5-year term of which 300,000 are subject to performance. The options will vest over 2 years. These securities have been allocated by Neptune to facilitate commitment, compensation, and alignment with shareholder interests.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release

For further information contact:

Neptune Technologies & Bioressources Inc. André Godin V.P Administration and Finance a.godin@neptunebiotech.com www.neptunebiotech.com	The Howard Group Inc. Grant Howard/David Gordon Toll free: (888) 221-0915 info@howardgroupinc.com www.howardgroupinc.com

The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

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